Exhibit 99.1

News Release
Alexco Reports Voting Results from Annual General Meeting
June 9, 2016 ‑ Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) announces the results of matters voted upon at its Annual General Meeting (the "Meeting") of shareholders held earlier today.
A total of 46,141,904 votes were cast, representing 59.6% of the issued and outstanding common shares as of the record date for the Meeting. All nominated directors were elected with voting results tabulated as follows:
Nominee	Votes For	Percentage	Votes Withheld	Percentage

Clynton R. Nauman	23,349,055	98.6%	341,481	1.4%
Michael D. Winn	22,996,455	97.1%	694,081	2.9%
Terry Krepiakevich	23,333,455	98.5%	357,081	1.5%
Rick Van Nieuwenhuyse	23,013,655	97.1%	676,881	2.9%
Richard N. Zimmer	23,345,055	98.5%	345,481	1.5%

Shareholders also voted 94.8% in favour of the New Equity Incentive Plan and 98.5% in favour to set the number of directors at five. In addition, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as auditors with 99.0% voting support.
About Alexco
Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Contact:

Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com